December 31, 2007

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DLI Holding Corp.
Registration Statement on Form S-1
File No. 333-145314

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, DLI Holding Corp. (the “Registrant”) hereby requests that the above-referenced registration statement, including all exhibits thereto, filed with the Securities and Exchange Commission on August 10, 2007 and amended on September 28, 2007 (the “Registration Statement”), be withdrawn. Due to the Registrant’s entry into a merger agreement, the Registrant no longer plans to conduct the initial public offering of common stock as contemplated in the Registration Statement. The Registration Statement was not declared effective, and no securities have been sold under the Registration Statement.

Should you have any questions or comments regarding this application for withdrawal, please contact Joseph Sinicropi at (516) 844-2020.

Sincerely,

DLI HOLDING CORP.

By: /s/ Joseph Sinicropi

Name: Joseph Sinicropi

Title: Chief Financial Officer